UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42454

SMART LOGISTICS GLOBAL LIMITED

(Registrant’s Name)

Unit No. 805, 8th Floor, Capital Centre

151 Gloucester Road,

Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On October 29, 2026, Smart Logistics Global Limited (the “Company”) received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180-calendar-day period, until April 26, 2027, to regain compliance with the minimum $1.00 bid price per share requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The notice has no immediate effect on the listing or trading of the Company’s Class A ordinary shares, which continue to trade on The Nasdaq Capital Market under the symbol “SLGB.”

As previously disclosed, Nasdaq notified the Company on May 1, 2026 that it did not satisfy the Minimum Bid Price Requirement because the closing bid price of its ordinary shares had been below $1.00 per share for 30 consecutive business days. The initial 180-calendar-day compliance period expired on October 28, 2026.

Nasdaq granted the additional period under Listing Rule 5810(c)(3)(A)(ii) based on the Company’s compliance with the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, other than the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the additional period.

To regain compliance, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of ten consecutive business days during the additional compliance period.

The Company intends to regain compliance within the additional period. If the Company does not regain compliance by April 26, 2027, Nasdaq will issue written notification that the Company’s securities will be delisted. The Company may appeal that determination to a Nasdaq Hearings Panel, but a hearing request would not stay the suspension of trading. The additional compliance period relates solely to the bid-price deficiency and does not affect the Company’s obligation to comply with Nasdaq’s other listing requirements. There can be no assurance that the Company will regain compliance within the additional period or maintain compliance with Nasdaq’s other listing requirements.

On October 29, 2026, the Company issued a press release announcing receipt of the Nasdaq notice described above. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

99.1	Press release dated October 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Logistics Global Limited

Date: October 29, 2026	By:	/s/ Hue Kwok Chiu
	Name:	Hue Kwok Chiu
	Title:	Chief Executive Officer

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